Exhibit 99.1

Phillips Edison Grocery Center REIT II Reports Third Quarter 2018 Results

Entered into a Definitive Merger Agreement with Phillips Edison & Company on July 17, 2018

CINCINNATI -- November 5, 2018 - Phillips Edison Grocery Center REIT II, Inc. (“REIT II” or the “Company”), a real estate investment trust (“REIT”) focused on the acquisition and management of well-occupied grocery-anchored shopping centers, reported its results for the quarter and nine months ended September 30, 2018.

Third Quarter 2018 Highlights (vs. Third Quarter 2017)

•
Entered into a definitive merger agreement to be acquired by Phillips Edison & Company, Inc. (“PECO”), an internally-managed REIT and one of the nation’s largest owners and operators of grocery-anchored shopping centers, on July 17, 2018

•	Net loss totaled $1.7 million, an improvement of $4.1 million

•	Funds from operations (“FFO”) increased 33.9% to $17.0 million, or $0.36 per diluted share

•	Modified funds from operations (“MFFO”) increased 0.1% to $17.1 million, or $0.36 per diluted share

•	Same-center net operating income (“NOI”) remained flat at $25.4 million

•	Net debt to total enterprise value (“TEV”) was 43.2% at quarter-end

•	Outstanding debt had a weighted-average interest rate of 3.4% and 84.9% was fixed-rate debt

Nine Months Ended September 30, 2018 Highlights (vs. Nine Months Ended September 30, 2017)

•	Net loss totaled $4.6 million, an improvement of $2.6 million

•	FFO increased 13.6% to $53.1 million, or $1.14 per diluted share

•	MFFO increased 5.4% to $50.5 million, or $1.08 per diluted share

•	Same-center NOI increased 1.9% to $75.5 million

Management Commentary
“We took a significant step towards a full-cycle liquidity event when we entered into a definitive agreement to merge with our sponsor and manager, PECO,” commented Jeff Edison, Chairman and Chief Executive Officer of Phillips Edison Grocery Center REIT II. “We believe the increased size and scale, as well as the improved financial strength and internal management structure of the merged company, will have many long-term benefits for our shareholders.”
“Property-level results were driven by strong leasing activity over the past nine months, which included 227 leases executed, up from 188 a year ago, totaling over 1.0 million square feet of leasable space and a combined leasing spread of 11.1%. Our portfolio of grocery-anchored shopping centers continues to enjoy solid operating performance due to our focus on well-located, necessity-based retail centers anchored by top performing grocers.”

Merger with Phillips Edison & Company

REIT II’s merger with PECO will create a national portfolio of approximately 320 grocery-anchored shopping centers encompassing over 36 million square feet located across 33 states with a TEV of approximately $6.3 billion.
In exchange for each share of REIT II common stock, REIT II shareholders will receive 2.04 shares of PECO common stock, which is equivalent to $22.54 per share based on PECO’s most recent estimated net asset value per share (“EVPS”) of $11.05. The exchange ratio is based on a thorough review of the relative valuation of each entity, including factoring in PECO’s investment management business as well as each company’s transaction costs. PECO’s most recent EVPS of $11.05 and REIT II’s most recent EVPS of $22.80 were both established on May 9, 2018 by the companies’ respective boards of directors based on property valuations performed by an independent valuation firm.

An independent special committee was formed by REIT II’s board of directors to objectively evaluate the transaction. As part of this process, both the REIT II special committee and the PECO board independently retained their own financial and legal advisors. Upon the conclusion of a thorough due diligence and negotiation process, the REIT II special committee, the REIT II board of directors, and the PECO board of directors each unanimously approved the transaction.
The merger is expected to close before the end of November 2018.
More information on the merger is available in the joint proxy statement/prospectus filed on Form S-4 with the SEC on August 28, 2018, which can be found on the Company’s website at www.grocerycenterreit2.com or www.sec.gov.

Three and Nine Months Ended September 30, 2018 Financial Results
Net Loss
For the third quarter 2018, net loss totaled $1.7 million compared to net loss of $5.9 million during the third quarter of 2017.
For the nine months ended September 30, 2018, net loss totaled $4.6 million compared to net loss of $7.2 million during the nine months ended September 30, 2017.
The improvement in net loss for both periods was primarily driven by a decrease in non-recurring expenses and an increase in NOI driven by organic and acquisition-related growth.

FFO as Defined by the National Association of Real Estate Investment Trusts (“NAREIT”)
For the third quarter of 2018, FFO totaled $17.0 million, or $0.36 per diluted share, an improvement from $12.7 million, or $0.27 per diluted share, during the third quarter of 2017.
For the nine months ended September 30, 2018, FFO totaled $53.1 million, or $1.14 per diluted share, an improvement from $46.8 million, or $1.00 per diluted share, during the nine months ended September 30, 2017.
The improvement in FFO for both periods was driven by an increase in NOI generated by additional properties owned coupled with the aforementioned exclusion of one-time expenses.

MFFO
For the third quarter of 2018, MFFO increased 0.1% to $17.1 million, or $0.36 per diluted share, compared to $17.0 million, or $0.37 per diluted share, for the three months ended September 30, 2017.
For the nine months ended September 30, 2018, MFFO increased 5.4% to $50.5 million, or $1.08 per diluted share, compared to $47.9 million, or $1.03 per diluted share, for the nine months ended September 30, 2017.
The improved MFFO results for both periods were driven by an increase in NOI and lower general and administrative expenses.

Same-Center Results
For the third quarter of 2018, same-center NOI remained flat at $25.4 million when compared to the third quarter of 2017. Results were driven by an increase in recovery income on higher real estate tax expenses and a $0.17 increase in minimum rent per square foot, which was then offset by a 14.8% increase in operating expenses versus the comparable period.
For the nine months ended September 30, 2018, same-center NOI increased 1.9% to $75.5 million compared to $74.1 million during the nine months ended September 30, 2017. This improvement was driven by the aforementioned increase in recovery income and minimum rent per square foot, partially offset by a 5.8% increase in same-center operating expenses versus the comparable nine-month period.
The increase in same-center operating expenses for the three and nine-month periods ending September 30, 2018 was due to increased real estate taxes from reassessments and bad debt expense from tenant bankruptcies.
Contributing to same-center NOI were 74 properties that were owned and operational for the entire portion of both comparable reporting periods.

Three and Nine Months Ended September 30, 2018 Portfolio Overview
Portfolio Statistics
At quarter-end, the portfolio consisted of 86 properties, totaling approximately 10.3 million square feet located in 24 states. This compares to 83 properties, totaling approximately 10.0 million square feet located in 24 states as of September 30, 2017.
Leased portfolio occupancy totaled 94.7%, compared to 94.8% as of September 30, 2017.

Leasing Activity
During the third quarter of 2018, 74 leases (new, renewal and options) were executed totaling approximately 279,000 square feet. This compared to 74 leases executed totaling approximately 179,000 square feet during the third quarter of 2017.
Comparable rent spreads during the quarter, which compare the percentage increase of new or renewal leases to the expiring lease of a unit that was occupied within the past 12 months, were 9.5% for new leases, 14.5% for renewal leases (excluding options), and 13.7% combined (new and renewal leases).
During the nine months ended September 30, 2018, 227 leases (new, renewal and options) were executed totaling approximately 1.0 million square feet. This compared to 188 leases executed totaling approximately 0.5 million square feet during the nine months ended September 30, 2018.

Acquisition and Disposition Activity
There was no acquisition or disposition activity during the third quarter of 2018.
During the nine months ended September 30, 2018, one shopping center was acquired for a total cost of $18.5 million and one undeveloped outparcel adjacent to a REIT II-owned shopping center was purchased for a total cost of $800,000.

Hurricane Activity
During the nine months ended September 30, 2018, the company reported no material impact on its financial results from weather-related events, including Hurricane Florence and Hurricane Michael.

Balance Sheet Highlights at September 30, 2018
At quarter-end, the Company had $227.4 million of borrowing capacity available on its $350 million revolving credit facility.
Net debt to total enterprise value was 43.2% at September 30, 2018. Please see the Net Debt to Total Enterprise Value table for additional disclosure.
The Company’s outstanding debt had a weighted-average interest rate of 3.4%, a weighted-average maturity of 2.7 years, and 84.9% of its total debt was fixed-rate debt at September 30, 2018. This compared to a weighted-average interest rate of 3.5%, a weighted-average maturity of 3.5 years, and 92.6% fixed-rate debt at December 31, 2017.

Distributions
Gross distributions of $19.2 million were paid during the third quarter of 2018, including $5.5 million reinvested through the distribution reinvestment plan (“DRIP”), for net cash distributions of approximately $13.7 million.
During the quarter, FFO totaled $17.0 million, which was 88.5% of total distributions, up from 66.5% in Q3 2017.
Gross distributions of $57.3 million were paid during the nine months ended September 30, 2018, including $22.8 million reinvested through the DRIP, for net cash distributions of approximately $34.5 million.
During the first nine months of 2018, FFO totaled $53.1 million, which was 92.7% of total distributions, up from 82.3% during the comparable nine-month period.

Share Repurchase Program (“SRP”)
During the third quarter of 2018, approximately 293,000 shares of common stock, totaling $6.7 million, were repurchased under the SRP.
The Company fulfilled all repurchases sought upon a stockholder’s death, “qualifying disability,” or “determination of incompetence” in accordance with the terms of the SRP. Standard repurchase requests were processed on a pro rata basis due to requests surpassing the funding limits under the SRP. Cash available for standard repurchases on any particular date under the SRP is generally limited to the proceeds from the DRIP during the preceding four quarters, less amounts already used for repurchases during the same time period.
In connection with the proposed merger, the combined company will be required to reset its share repurchase queue. As a result, all SRP requests currently on file will be canceled on the date the merger closes. All shareholders wishing to participate in the SRP after the merger must submit a new SRP form to the transfer agent, DST, to be included in the next standard repurchase. New SRP forms can be submitted following the close of the merger.
All standard repurchase requests must be on file and in good order to be included for the next standard repurchase, which is expected to be in July 2019. At that time, should the demand for standard redemptions exceed the funding available for repurchases, the combined company is expected to make pro-rata redemptions.
Following the next standard repurchase, requests that are on file and in good order that have not been fully executed (due to pro-rata redemptions), will remain on file for future redemptions. There will be no need to resubmit paperwork after each redemption.
For updates on the Company’s SRP, please visit www.phillipsedison.com/investors.

Stockholder Update Call
Chairman and Chief Executive Officer Jeff Edison, Chief Financial Officer Devin Murphy, and President and Chief Operating Officer Mark Addy will host a live presentation addressing the Company’s results tomorrow, November 6, 2018 at 3:00 p.m. Eastern Time. Following management’s prepared remarks, there will be a question and answer session.

Date: Tuesday, November 6, 2018
Time: 3:00 p.m. Eastern Time
Webcast link: https://services.choruscall.com/links/peco181106-reit2.html
U.S. listen-only: (888) 346-2646
International listen-only: (412) 317-5249
Submit Questions: InvestorRelations@phillipsedison.com
Webcast Replay: A webcast replay will be available approximately one hour after the conclusion of the presentation at http://investors.grocerycenterreit2.com/event.

Investors are encouraged to submit questions in advance of the presentation by emailing them to InvestorRelations@phillipsedison.com. Additionally, questions may be submitted via the webcast interface during the live presentation.
Interested parties will be able to access the presentation online or by telephone. If dialing in, please call the conference telephone number five minutes prior to the start time as an operator will register your name and organization. Participants should ask to join the Phillips Edison Grocery Center REIT II call.
For investor-related updates on Phillips Edison Grocery Center REIT II, please visit www.grocerycenterreit2.com/investors.
For more information on the Company’s quarterly results, please refer to the Company’s Form 10-Q for the quarter ended September 30, 2018, which will be filed with the SEC and available on the SEC’s website at www.sec.gov.

Non-GAAP Disclosures
Same-Center Net Operating Income
Same-Center NOI is presented as a supplemental measure of the Company’s performance. NOI is defined as total operating revenues less property operating expenses, real estate taxes, and non-cash revenue items. Same-Center NOI represents the NOI for the 74 properties that were wholly-owned and operational for the entire portion of both comparable reporting periods. The Company believes that NOI and Same-Center NOI provide useful information to its investors about its financial and operating performance because each provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income. Because Same-Center NOI excludes the change in NOI from properties acquired after December 31, 2016, it highlights operating trends such as occupancy levels, rental rates, and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, the Company’s Same-Center NOI may not be comparable to other REITs.
Same-Center NOI should not be viewed as an alternative measure of the Company’s financial performance since it does not reflect the operations of its entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, depreciation and amortization, interest expense, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of its properties that could materially impact results from operations.
Funds from Operations and Modified Funds from Operations
FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. The Company uses FFO as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) to be net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis.
MFFO is an additional performance financial measure used by us as FFO includes certain non-comparable items that affect the Company’s performance over time. MFFO excludes the following items:

•	acquisition and transaction expenses;

•	straight-line rent amounts, both income and expense;

•	amortization of above- or below-market intangible lease assets and liabilities;

•	amortization of discounts and premiums on debt investments;

•	gains or losses from the early extinguishment of debt;

•	gains or losses on the extinguishment of derivatives, except where the trading of such instruments is a fundamental attribute of our operations;

•	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting;

•	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

•	costs to terminate affiliate arrangements; and

•	adjustments related to the above items for unconsolidated entities in the application of equity accounting.
The Company believes that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. Neither FFO nor MFFO should be considered as an alternative to net income (loss) or income (loss) from continuing operations under GAAP, nor as an indication of liquidity, nor is either of these measures indicative of funds available to fund the Company’s cash needs, including the Company’s ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate its business plan in the manner currently contemplated.
Accordingly, FFO and MFFO should be reviewed in connection with other GAAP measurements. FFO and MFFO should not be viewed as more prominent measures of performance than net income or cash flows from operations prepared in accordance with GAAP. FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(Unaudited)
(In thousands, except per share amounts)

	September 30, 2018	December 31, 2017
ASSETS
Investment in real estate:
Land and improvements	$527,622	$520,526
Building and improvements	1,068,010	1,047,758
Acquired in-place lease assets	160,261	158,510
Acquired above-market lease assets	15,017	14,742
Total investment in property	1,770,910	1,741,536
Accumulated depreciation and amortization	(214,593)	(157,290)
Net investment in property	1,556,317	1,584,246
Investment in unconsolidated joint venture	10,491	16,076
Total investment in real estate assets, net	1,566,808	1,600,322
Cash and cash equivalents	3,415	1,435
Restricted cash	4,676	4,382
Other assets, net	60,319	46,178
Total assets	$1,635,218	$1,652,317
LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$811,336	$775,275
Acquired below-market lease liabilities, net of accumulated amortization of $14,451
and $10,959, respectively	52,065	54,994
Accounts payable – affiliates	1,528	1,808
Accounts payable and other liabilities	36,740	36,961
Total liabilities	901,669	869,038
Commitments and contingencies (Note 8)	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued and
outstanding at September 30, 2018 and December 31, 2017, respectively	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 46,693 and 46,584
shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	469	468
Additional paid-in capital	1,034,175	1,031,685
Accumulated other comprehensive income	15,216	6,459
Accumulated deficit	(316,311)	(255,333)
Total equity	733,549	783,279
Total liabilities and equity	$1,635,218	$1,652,317

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenues:
Rental income	$32,352	$30,483	$96,559	$88,512
Tenant recovery income	12,012	10,227	35,106	30,566
Other property income	123	261	688	652
Total revenues	44,487	40,971	132,353	119,730
Expenses:
Property operating	6,966	6,264	21,124	19,059
Real estate taxes	7,143	5,783	21,146	18,393
General and administrative	4,811	5,110	13,842	15,190
Termination of affiliate arrangements	—	5,962	—	5,962
Depreciation and amortization	19,195	18,037	57,166	52,573
Total expenses	38,115	41,156	113,278	111,177
Other:
Interest expense, net	(7,261)	(5,691)	(22,295)	(15,617)
Transaction expenses	(1,742)	—	(2,237)	—
Other income (expense), net	888	19	842	(132)
Net loss	$(1,743)	$(5,857)	$(4,615)	$(7,196)
Earnings per common share:
Net loss per share - basic and diluted	$(0.04)	$(0.13)	$(0.10)	$(0.15)
Weighted-average common shares outstanding:
Basic and diluted	46,813	46,545	46,755	46,529

Comprehensive (loss) income:
Net loss	$(1,743)	$(5,857)	$(4,615)	$(7,196)
Other comprehensive income (loss):
Change in unrealized gain (loss) on interest rate swaps	879	(43)	8,757	59
Comprehensive (loss) income	$(864)	$(5,900)	$4,142	$(7,137)

The table below is a comparison of the Same-Center NOI for the three and nine months ended September 30, 2018 and 2017 (in thousands):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Revenues:
Rental income(1)	$27,271	$26,794	$477		$81,533	$79,775	$1,758
Tenant recovery income	10,446	9,214	1,232		30,759	29,013	1,746
Other property income	111	226	(115)		515	554	(39)
Total revenues	37,828	36,234	1,594	4.4%	112,807	109,342	3,465	3.2%
Operating expenses:
Property operating expenses	6,225	5,801	424		18,904	17,998	906
Real estate taxes	6,197	5,015	1,182		18,407	17,266	1,141
Total operating expenses	12,422	10,816	1,606	14.8%	37,311	35,264	2,047	5.8%
Total Same-Center NOI	$25,406	$25,418	$(12)	—%	$75,496	$74,078	$1,418	1.9%

(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
Below is a reconciliation of Net Loss to NOI and Same-Center NOI for the three and nine months ended September 30, 2018 and 2017 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net loss	$(1,743)	$(5,857)	$(4,615)	$(7,196)
Adjusted to exclude:
Straight-line rental income	(619)	(771)	(1,938)	(2,261)
Net amortization of above- and below-market leases	(606)	(566)	(1,808)	(1,782)
General and administrative expenses	4,811	5,110	13,842	15,190
Termination of affiliate arrangements	—	5,962	—	5,962
Transaction expenses	1,742	—	2,237	—
Depreciation and amortization	19,195	18,037	57,166	52,573
Interest expense, net	7,261	5,691	22,295	15,617
Other	(896)	(19)	(903)	7
NOI	29,145	27,587	86,276	78,110
Less: NOI from centers excluded from Same-Center	(3,739)	(2,169)	(10,780)	(4,032)
Total Same-Center NOI	$25,406	$25,418	$75,496	$74,078

The following section presents the Company’s calculation of FFO and MFFO and provides additional information related to the Company’s operations for three and nine months ended September 30, 2018 and 2017 (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Calculation of FFO
Net loss	$(1,743)	$(5,857)	$(4,615)	$(7,196)
Adjustments:
Depreciation and amortization of real estate assets	19,195	18,037	57,166	52,573
Adjustments related to unconsolidated joint venture	(453)	512	594	1,384
Gain on disposition of real estate assets	(7)	—	(7)	—
Funds from operations	$16,992	$12,692	$53,138	$46,761
Calculation of MFFO
Funds from operations	$16,992	$12,692	$53,138	$46,761
Adjustments:
Net amortization of above- and below-market leases	(606)	(569)	(1,808)	(1,782)
Straight-line rental income	(619)	(769)	(1,938)	(2,261)
Transaction expenses	1,742	—	2,237	—
Termination of affiliate arrangements	—	5,962	—	5,962
Amortization of market debt adjustment	(253)	(263)	(793)	(797)
Gain on extinguishment of debt	(141)	—	(141)	(11)
Change in fair value of derivatives	(16)	(213)	(255)	(448)
Adjustments related to unconsolidated joint venture	(41)	(32)	36	(9)
Other	2	240	5	499
Modified funds from operations	$17,060	$17,048	$50,481	$47,914

FFO and MFFO per common share:
Weighted-average common shares outstanding - diluted(1)	46,815	46,548	46,758	46,533
FFO per share - diluted	$0.36	$0.27	$1.14	$1.00
MFFO per share - diluted	$0.36	$0.37	$1.08	$1.03

(1)
Restricted stock awards were dilutive to FFO/MFFO for the three and nine months ended September 30, 2018 and 2017, and accordingly, were included in the weighted-average common shares used to calculate diluted FFO/MFFO per share.

Net Debt to Total Enterprise Value
The following table presents the calculation of debt to total enterprise value as of September 30, 2018 and December 31, 2017 (dollars in thousands):

	2018	2017
Net debt:
Total debt, excluding below-market adjustments and deferred financing costs	$812,134	$776,438
Less: Cash and cash equivalents	3,415	1,435
Total net debt	$808,719	$775,003
Enterprise value:
Total net debt	$808,719	$775,003
Total equity value(1)	1,064,669	1,059,854
Total enterprise value	$1,873,388	$1,834,857

Net debt to total enterprise value	43.2%	42.2%
(1) Total equity value is calculated as the product of the number of diluted shares outstanding and the estimated value per share at the end of the period. There were 46.7 million and 46.6 million diluted shares outstanding as of September 30, 2018 and December 31, 2017, respectively.

About Phillips Edison Grocery Center REIT II, Inc.
Phillips Edison Grocery Center REIT II, Inc. is a public non-traded REIT that owns well-occupied grocery-anchored neighborhood shopping centers with a mix of national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. As of September 30, 2018, the Company owned an institutional quality retail portfolio consisting of 86 grocery-anchored shopping centers totaling approximately 10.3 million square feet. For more information, please visit the Company website at www.grocerycenterREIT2.com.

Additional Information and Where You Can Find It
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws. PECO and REIT II have filed a joint proxy statement/registration statement on Form S-4 in connection with the merger. Investors are urged to read carefully the joint proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by PECO or REIT II with the SEC through the website maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by PECO by going to PECO’s corporate website at www.phillipsedison.com or by directing a written request to: Phillips Edison & Company, Inc., 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by REIT II by going to REIT II’s corporate website at www.grocerycenterREIT2.com or by directing a written request to: Phillips Edison Grocery Center REIT II, Inc., 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations. Investors are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

PECO and its directors and executive officers and REIT II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of PECO and REIT II in connection with the merger. Information regarding the interests of these directors and executive officers in the merger has been included in the joint proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of PECO common stock is also set forth in the Definitive Proxy Statement for PECO’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of REIT II’s common stock is set forth in the Definitive Proxy Statement for REIT II’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements related to the anticipated benefits of the business combination transaction involving PECO and REIT II, including future financial and operating results, and the combed company’s plans, objectives and expectations, related to the Company’s expectations regarding the performance of its business, its financial results, its liquidity and capital resources, the quality of the Company’s portfolio of grocery-anchored shopping centers and other non-historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, such as the risks that retail conditions may adversely affect our base rent and, subsequently, our income, and that our properties consist primarily of retail properties and our performance, therefore, is linked to the market for retail space generally, risk the proposed merger with PECO will not be consummated, as well as other risks that are described under the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, and the joint proxy statement/prospectus filed with the SEC on August 28, 2018, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release and in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Investors:
Phillips Edison Grocery Center REIT II, Inc.
Michael Koehler, Director of Investor Relations
513-338-2743
InvestorRelations@phillipsedison.com

Source: Phillips Edison Grocery Center REIT II, Inc.

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